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SECURITIES / W ... ON

08029555

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

CM

SEC FILE NUMBER
51272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HCFP Brenner Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue 9th Floor
(No. and Street)

New York	NY	10106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Shaffer (212) 707-0450
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Shaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm HCFP Brenner Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

2/8/08

Notary Public

ROBERT P. BUDAKIAN
Notary Public, State of New York
No. 01BU5080394
Qualified in New York County
Commission Expires June 16, ~~1999~~ 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

HCFP BRENNER SECURITIES, LLC

(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
HCFP Brenner Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of HCFP Brenner Securities, LLC (the "Company" and a wholly owned subsidiary of HCFP Brenner Holdings, LLC) as of December 31, 2007, and the related statements of operations, changes in member's capital, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HCFP Brenner Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 20, 2008

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	**$ 439,282**
Receivables from brokers and dealers	**391,953**
Securities owned, at estimated fair value	**139,190**
Other assets	**23,945**
	$ 994,370
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	**$ 146,666**
Accrued compensation	**124,520**
Deferred rent	**102,000**
	373,186
MEMBER'S CAPITAL	**621,184**
	$ 994,370

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Operations
Year Ended December 31, 2007

Revenues:	
Commissions	$ 1,474,697
Investment banking fees	5,829,780
Realized and unrealized gains on securities owned	21,984
Interest	45,250
Other	43,409
	7,415,120
Expenses:	
Employee salaries, commissions, bonuses and benefits	4,186,252
Co-Banking fees, clearance, floor brokerage and execution	536,186
Occupancy	467,973
Communications	182,253
Advisory fees to Holdings	600,000
Professional, regulatory and consulting fees	674,438
Interest	237,000
Other	522,475
	7,406,577
Net income	$ 8,543

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Changes in Member's Capital

Balance - January 1, 2007	$ 612,641
Net income	8,543
Balance - December 31, 2007	$ 621,184

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Changes in Subordinated Liabilities

Balance - January 1, 2007	**$ 0**
Proceeds from temporary subordination agreements	**13,375,000**
Repayments of temporary subordination agreements	**(13,375,000)**
Balance - December 31, 2007	**$ 0**

See notes to financial statements

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating and investing activities:	
Net income	$ 8,543
Adjustments to reconcile net income to net cash used in operating and investing activities:	
Depreciation expense	9,635
Changes in:	
Receivables from brokers and dealers	(192,227)
Investment banking and other receivable	28,120
Securities, net	92,292
Other assets	(4,304)
Accounts payable, accrued expenses and other liabilities	(39,853)
Accrued compensation	(81,803)
Deferred rent	102,000
Net cash used in operating and investing activities	(77,597)
Cash flows from financing activities:	
Proceeds from temporary subordination agreements	13,375,000
Repayments of temporary subordination agreements	(13,375,000)
Net cash flows from financing activities	0
Net decrease in cash and cash equivalents	(77,597)
Cash and cash equivalents - January 1, 2007	516,879
Cash and cash equivalents - December 31, 2007	$ 439,282
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 237,000

See notes to financial statements

NOTE A - ORGANIZATION

HCFP Brenner Securities, LLC (the "Company"), a Delaware limited liability company and a wholly owned subsidiary of HCFP Brenner Holdings, LLC ("Holdings"), is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's focus is on investment banking transactions and investment advisory services. The Company also conducts a securities brokerage operation. The Company's operations are principally conducted in New York.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

For purposes of the statement of cash flows, cash and cash equivalents include money market accounts.

[2] Securities transactions:

Commission income and related expenses, and purchases and sales of securities and the related revenues and expenses, are recorded in the financial statements on a trade-date basis. Investment banking revenue is recorded as income when earned and related expenses are accrued concurrently.

Securities owned are valued at market based upon the closing prices.

Nonmarketable securities are carried at estimated fair value as determined by management. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition and prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with the pricing policies determined by management. Because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market existed and the differences could be material.

[3] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[4] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt SFAS 157 in January 2008. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

Holdings has entered into a lease agreement for space occupied by Holdings and by the Company which commenced on February 1, 2000 and was amended on February 25, 2007, expiring in October 2010. Minimum rentals approximate $43,000 monthly for the term of the lease. The Company's share of rent expense, including escalations and surcharges, was approximately $468,000 for the year ended December 31, 2007. This includes $102,000 of deferred rent, which represents the difference between rent payable calculated over the lease term on a straight-line basis and rent payable on a cash basis.

Holdings charges the Company a monthly advisory fee of approximately 5% of budgeted annual revenues. During the year ended December 31, 2007, the Company was charged an advisory fee by Holdings pursuant to this agreement of $600,000.

NOTE D - INCOME TAXES

The Company is a wholly owned limited liability company which is a pass-through entity for income tax purposes. The Company's income or loss, combined with the income or loss of Holdings, is required to be reported by Holdings' members.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the Company to maintain net capital equal to 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2007, the Company had net capital of approximately $453,000, which was in excess of requirements by approximately $353,000. The Company's aggregate indebtedness to net capital ratio was .82 to 1.

The Company claims an exemption from the Securities and Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(ii) as all customer transactions are cleared through another broker on a fully disclosed basis.

NOTE F - OFF-BALANCE SHEET RISK

As a nonclearing broker, the Company has its securities and customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash and securities positions are held at the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

HCFP BRENNER SECURITIES, LLC
(a wholly owned subsidiary of HCFP Brenner Holdings, LLC)

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Computation of net capital:	
Total member's capital	$ 621,184
Deductions - nonallowable assets:	
Receivables from brokers and dealers	(5,229)
Securities owned	(139,190)
Other assets	(23,945)
Net capital	$ 452,820
Aggregate indebtedness:	
Accounts payable, accrued expenses and other liabilities	$ 373,186
Percentage of aggregate indebtedness to net capital	82.41%
Computation of basic net capital requirements:	
Minimum capital required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess of net capital over minimum requirement	$ 352,820

Note:
There is no material difference between the computation for determination of net capital, as required under rule 15c3-1, included in this report, and the computation included with the Company's unaudited FOCUS report as of December 31, 2007.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
HCFP Brenner Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of HCFP Brenner Securities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 20, 2008

END